SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2006
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
- Report of the External Auditors on the 2005 Consolidated Financial Statements of the Enel Group;
- Press Release dated May 26, 2006;
- Press Release dated May 29, 2006;
- Joint Press Release dated May 30, 2006;
- Press Release dated June 5, 2006;
- Notices relating to trading of Enel shares by Senior Management dated from May 29, 2006 to June 5, 2006.

Report of the External Auditors on the 2005
Consolidated Financial Statements of the Enel Group
To the shareholders of Enel S.p.A.
1	We have audited the consolidated financial statements of the Enel Group as at and for the year ended 31 December 2005, comprising the balance sheet, income statement, statement of changes in equity, cash flow statement and notes thereto. These financial statements are the responsibility of Enel S.p.A.’s management. Our responsibility is to express an opinion on these financial statements based on our audit. These are the first set of consolidated financial statements prepared in accordance with the IFRS endorsed by the European Union.

2	We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements present the prior year corresponding figures for comparative purposes prepared using consistent accounting policies. Furthermore, note 45 to the consolidated financial statements discloses the effects of the adoption of the IFRS endorsed by the European Union and includes the disclosures on the IFRS reconciliation schedules required by IFRS 1. We audited such schedules, which had already been approved by the board of directors and published as an appendix to the quarterly report at 31 March 2005, and issued our report thereon on 14 June 2005.

3	In our opinion, the consolidated financial statements of the Enel Group as at and for the year ended 31 December 2005 comply with the IFRS endorsed by the European Union. Therefore they are clearly stated and give a true and fair view of the financial position of the Enel Group as at 31 December 2005, the results of its operations, changes in its equity and its cash flows for the year then ended.
Rome, 21 April 2006
KPMG S.p.A.

Press Release
ENEL: THE SHAREHOLDERS’ MEETING APPROVES 2005 FINANCIAL STATEMENTS AND THE STOCK OPTION PLAN FOR 2006
•	Financial statements as of December 31, 2005 approved; dividend of 0.63 euro per share for full year 2005 resolved (0.19 euro already paid as interim dividend in November 2005 and balance of 0.44 euro to be paid in June 2006).

•	Stock option plan for 2006 approved. Board of Directors authorized to increase the share capital to serve the plan.

•	Amendment to bylaws approved: established procedure for appointing the executive in charge of preparing corporate accounting documents.
Rome, May 26, 2006 – The Shareholders’ Meeting of Enel S.p.A. met today in Rome in ordinary and extraordinary session under the chairmanship of Piero Gnudi.
In the ordinary session the Meeting approved the financial statements of Enel S.p.A. as of December 31, 2005 and took note of the results of the consolidated financial statements of the Enel Group. Acting on a proposal of the Board of Directors, the Meeting then approved a full-year dividend for 2005 of 0.63 euro per share with the distribution of the balance of 0.44 euro per share following the payment of an interim dividend of 0.19 euro per share in November 2005.
The balance of the dividend will be paid as from June 22, 2006, with the ex dividend date set at June 19 (coupon no. 7).
In accordance with the provisions of the Investor Protection Act (Law 262/2005), the Meeting also approved, in ordinary session, the 2006 stock option plan for Enel Group executives and vested the Board of Directors with all the powers necessary to implement the plan. Accordingly, the Meeting, in extraordinary session, also granted the Board a five-year authorization to increase the share capital by a maximum of 31,790,000 euro to serve the 2006 stock option plan.
In the extraordinary session, the Meeting also approved an amendment to the bylaws required by the Investor Protection Act, assigning the Board of Directors the task of appointing and dismissing the executive in charge of preparing corporate accounting documents, after the Board of Statutory Auditors has expressed its opinion.

Press Release
ENEL: LAUNCH OF NEW PLANTS IN SPAIN POWERED BY RENEWABLES WITH INVESTMENT OF UP TO 850 MILLION EURO
Enel Union Fenosa Renovables, a joint venture between Enel and Union Fenosa, is planning the construction of wind plants, thermal solar plants and biomass facilities with a capacity of up to 650 MW, creating 900 jobs in the Estremadura region of Spain.
Rome, May 29, 2006 – Enel Union Fenosa Renovables (EUFER), a joint venture in which Enel holds 80% and Union Fenosa 20%, plans to invest up to 850 million euro to carry out power projects involving renewable energy sources with a maximum capacity of 650 MW.
Thanks to a collaboration agreement with the Santos de Maimona Foundation, EUFER is planning the construction of wind farms, biomass plants and thermal solar plants in the region of Estremadura, which will create more than 900 new jobs. Individual projects will be carried out on the basis of specific agreements to be signed in June.
EUFER is one of the leading players in the Spanish renewable energy market. It has an installed capacity of 900 MW and aims to reach 1,600 MW by 2010, in addition to good part of the facilities planned for Estremadura.
Enel is a world leader in the renewable energy field, with an installed capacity of more than 17,000 MW in Canada, Chile, Costa Rica, El Salvador, Guatemala, Italy, Slovakia, Spain and the United States. At the world level, Enel plans to invest 2.3 billion euro in this sector by the end of 2010.

Joint Press Release
ENEL AND UNION FENOSA COMPLETE THE TRANSFER TO UNION FENOSA OF 30% OF ENEL UNION FENOSA RENOVABLES
•	Union Fenosa exercises the option to buy 30% of Enel Union Fenosa Renovables (EUFER) from Enel.

•	Enel and Union Fenosa own now 50% of EUFER share capital each, in line with the agreements signed in 2003; joint management of the company will continue.

•	EUFER continues to bet on the growth of power generation from renewables in Spain and Portugal.
Madrid, May 30, 2006 - Enel and Union Fenosa today completed the sale of 30% of Enel Uniòn Fenosa Renovables (EUFER), as Union Fenosa exercised a call option to acquire such shareholding from Enel. EUFER is now equally owned by the two companies.
As specified in the agreement signed in 2003, Union Fenosa paid Enel 66 million euro plus interest of 5.8 million euro, bringing the total value of the transaction to 71.8 million euro. In addition, Union Fenosa had paid Enel 10 million euro for the assignment of the call option in December 2003.
The partners have agreed on the joint management of EUFER, with each company having four representatives on the eight-member board of directors. Signing today’s agreement were the Chairman of Enel Viesgo, Miguel Antoñanzas and the director and the general manager of Union Fenosa, Elìas Velasco, who are Chairman and Vice Chairman of EUFER respectively.
Betting on growth
Both Enel and Union Fenosa expressed their satisfaction with the agreement, already planned in 2003, which maintains Enel’s presence in one of the leading players in the renewables sector on the Iberian peninsula. The transaction represents the commitment of Enel and Union Fenosa to continuing to expand in this sector in Spain and Portugal. Moreover, Enel’s investment in EUFER helps consolidate its world leadership position in the renewables sector, with hydroelectric, geothermal, wind, solar and biomass plants for more than 17,000 MW of installed capacity in Italy, Slovakia, Spain and the Americas.
In the last few years EUFER has grown to become one of the five leading operators on the Iberian peninsula. The company has reached a total installed capacity of 900 MW and total generation output of 2,600 GWh as of December 2005. Plans call for EUFER’s installed capacity to rise to 1,600 MW by the end of 2010.
EUFER has recently obtained green certificates for the wind plants of Os Corvos, Coucepenido, Careón, Castelo, Peña Forcada, Do Vilan, Coriscada y Corzán (A Coruña), Peña Armada (Lugo) and Aldeavieja (Ávila). The certificates are tangible evidence that these sites are operated in full compliance with the international UNE EN ISO 14001 standard and environmental protection management systems.
EUFER is also a finalist in the tender to award a wind power license called by the Portuguese government. The company is a member of the Ventonorte consortium, which also includes WPD (Germany), Suzlon (India) and Enervento (Portugal). The consortium plans to invest 1,319 million euro in the project and to create more than 1,200 jobs (of which 842 direct hires) and build two factories to manufacture wind turbine components.
Enel
The Enel Group generates and distributes electricity in Europe, North America and Latin America. It has an installed capacity of 53,000 MW and about 32 million customers. It is also the second largest gas distributor in Italy with more than 2.2 million customers and a market share of 12%.
The Group has some 52,000 employees, operates 46 thermal power plants, 500 hydro plants, 32 geothermal plants, 17 wind farms and 4 photovoltaic facilities. It also has more than a million km of power lines in Italy and abroad. Enel S.p.A. (a listed company at the Milan Stock Exchange and the New York Stock Exchange) is included in the top ethical indices in the world, including the FT4Good and the Dow Jones Sustainability Index.
In 2005 Enel posted revenues, on a consolidated basis, of about 34,000 million euro, EBITDA of approximately 7,700 million euro and net income of about 3,900 million euro.
Union Fenosa
Union Fenosa is an integrated energy group that is active in the electricity and gas sectors. As well as in Spain, it operates in another 12 countries, especially in Latin America. It operates in a further 15 countries through its subsidiary Soluziona.
The group serves more than 8.5 million customers and has an installed capacity of 9,936 MW. It has about 17,000 employees.
In recent years, Union Fenosa has successfully sought to position itself in the gas business, playing a role in every segment of the gas chain, from supply to end-user sales.

Press Release
ENEL WINS TENDER FOR BUCHAREST ELECTRICITY GRID WITH OFFER OF €820 MILLION
▪	Enel continues its expansion in Eastern and Central Europe: wins tender to acquire 67.5% of Electrica Muntenia Sud, which distributes power to more than 1.1 million customers in the region of Bucharest.

▪	With this transaction the number of Enel’s customers abroad in the electricity sector rises to more than 3 million.
Rome, June 5, 2006 – Enel has won the call for tenders organised by the Romanian government for the sale of a majority stake in the Electrica Muntenia Sud power distribution company (EMS), beating out offers from numerous major European energy groups.
Enel offered €820 million to acquire 67.5% of EMS. The price includes both the sale of the shares and a simultaneous capital increase. The closing is expected to take place in the next few weeks, once the Romanian government gives its approval.
EMS serves the capital Bucharest and the surrounding regions of Ilfov and Giurgiu. It has about 2,000 employees, and in 2005 it had revenues of about €398 million and net income of approximately €20 million.
With this transaction, Enel now serves about 2.5 million customers in Romania: EMS serves more than 1.1 million customers, while the other two companies acquired last year, Electrica Banat (the Timishoara region) and Electrica Dobrogea (the Costanza region), together have 1.4 million customers.
Given the significant Italian presence in Romania, especially firms from the North-East, Enel, in agreement with the trade associations Confindustria and Unioncamere of Veneto, has opened an office in Padua and created a network of account managers in Romania specifically devoted to providing assistance and consulting for the Italian companies operating in that country.

Together with electricity distribution operations in Spain, Enel now serves more than 3 million customers in Europe, nearly double the number of customers that Enel transferred to the former municipal power companies as part of the liberalisation of the Italian electricity market.
The acquisition of EMS is part of Enel’s growth strategy in Eastern and Central Europe, where the Group is already present:
▪	in Bulgaria with the Maritza III power station, the largest in the country;

▪	in Slovakia, where Enel recently acquired 66% of Slovenske Elektrarne, the country’s leading power generator with 83% of the market;

▪	in Russia, where Enel operates a 450 MW combined cycle plant serving St. Petersburg and has a stake in the leading electricity trading company in the country.
Enel also intends to participate in upcoming tenders for the privatization of companies that own generation assets and distribution grids or for the completion of nuclear power plants in Romania, Bulgaria, Poland, Turkey and Russia.

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Declarer: Antonio Cardani	Title: Director of Audit Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	transaction	Source [3]

June 2, 2006	V	AZO Enel	IT0003128367	24,150	€7.000	€169,050.00	MERC-SO

Sub-TOTAL (A) [4]						€169,050.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial	Type of		financial		Unit			Unit		Fea-
Date	Transaction [5]	instrument [6]	right [7]	ISIN code	instrument[8]	Qty	price	Amount	Qty	price	Amount	tures [9]

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B) [10]											0

TOTAL (A) + (B)											€169,050.00

[1]	Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

X = Exchange.

[2]	Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preference shares;

AZR = saving shares;

OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares;

EQV = other financial instruments, equivalent or representative of shares.

Also indicate the company that issued the financial instrument involved in the transaction.

[3]	Indicate the origin of the transaction:

MERC-IT = transaction over Italian regulated market;

MERC-ES = transaction over foreign regulated markets;

FMERC = off-market transaction and blocks;

CONV = conversion of convertible bonds or exchange of debt financial instruments for shares;

MERC-SO = transaction over regulated market concurrent to exercise of stock option – stock grant;

ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap);

ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights).

[4]	Indicate the total amount of the transactions listed in the form.

[5]	Indicate the type of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

[6]	Indicate the type of financial instrument involved in the transaction:

W = warrant;

OBW = bond cum warrant;

SD = securitised derivative;

OPZ = option;

FUT = future contract;

FW = forward contract;

OS = structured bond;

SW = swap;

DIR = rights.

[7]	Indicate the category of derivative financial instrument involved in the transaction (only for options):

CE = call European style;

PE = put European style;

CA = call American style;

PA = put American style;

O = other, in which case specify.

[8]	Indicate the underlying financial instrument (share).

[9]	Indicate the main conditions characterizing the financial instrument involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10]	Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment /disinvestment.

Company: Enel S.p.A.
Declarer: Salvatore Cardillo	Title: Director of Legal Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

June 5, 2006	V	AZO Enel	IT0003128367	24,150	€7.000	€169,050.00	MERC-SO

Sub-TOTAL (A)						€169,050.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial	Type of	ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	right	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€169,050.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Declarer: Sandro Fontecedro	Title: Chief Operating Officer of Generation & Energy Management Division
Transactions related to shares and equivalent financial instruments and associated convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

May 29, 2006	V	AZO Enel	IT0003128367	45,938	€6.930	€ 318,350.34	MERC-SO
May 29, 2006	V	AZO Enel	IT0003128367	115,000	€6.925	€ 796,375.00	MERC-SO
June 1, 2006	V	AZO Enel	IT0003128367	100,000	€6.920	€ 692,000.00	MERC-SO
June 2, 2006	V	AZO Enel	IT0003128367	140,000	€7.000	€ 980,000.00	MERC-SO

Sub-TOTAL (A)						€2,786,725.34

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial	Type of	ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	right	code	instrument	Qty	price	Amount	Qty	price	Amount	tures

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€2,786,725.34

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

	By:	/s/ Avv. Claudio Sartorelli Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni

Dated: June 5, 2006